                                                                     EXHIBIT 2.3

                                 FIRST AMENDMENT
                                       TO
                            ASSET PURCHASE AGREEMENT

         THIS FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT (this "First Amendment") is made this 29th day of December, 2003, by and among RGB Technology, Inc., a North Carolina corporation formerly known as "Vesture Corporation" ("Seller"), R.G. Barry Corporation, an Ohio corporation and the parent corporation of Seller ("Barry"), and Vesture Corporation, a North Carolina corporation formerly known as "Vesture Acquisition Corp." ("Buyer").

                                   RECITALS:

         WHEREAS, Seller, Barry and Buyer are parties to an Asset Purchase Agreement dated as of May 14, 2003 (the "Agreement"), pursuant to which Seller sold to Buyer substantially all of the assets of Seller utilized in its business of developing, producing, selling and distributing products that utilize thermal (hot or cold) retention technology for food or beverages, medical and self-care applications, products utilizing hot or cold packs and other applications (the "Vesture Assets"); and

         WHEREAS, at the time of the closing of the purchase and sale of the Vesture Assets, Seller was a party to a lawsuit that was pending in the United States District Court of the Middle District of North Carolina (the "Litigation") to which CookTek, Inc. ("CT") and Thermal Solutions, Inc. ("TS") were also parties; and

         WHEREAS, Buyer is now a party to the Litigation; and

         WHEREAS, Section 12 of the Agreement addresses the agreement of the parties to the Agreement with respect to their respective responsibilities in respect of the Litigation; and

         WHEREAS, the parties to the Litigation are entering into a global settlement of all issues relating to the Litigation, which settlement will result in the dismissal of the Litigation with prejudice; and

         WHEREAS, the parties to this First Amendment desire to amend and supplement the Agreement to reflect the final settlement of the Litigation and to set forth new agreements among the parties hereto arising from such settlement (all capitalized terms used in this First Amendment without definition have the same definitions given to them in the Agreement);

                                   AGREEMENT:

         NOW, THEREFORE, in consideration of the premises and the mutual covenants of the parties herein made, and in consideration of the covenants herein contained, the parties agree as follows:

         1. AGREEMENT TO SETTLEMENT OF THE LITIGATION. Each of the parties to this First Amendment agrees to the settlement of the Litigation (the "Settlement") pursuant to that certain Confidential Settlement Agreement of even date herewith to which Seller, Buyer, CT and TS are parties. Buyer hereby waives any right it may have under the Agreement to receive a Settlement Notice or any other notification in respect of the Settlement.

         2. EXISTING PROMISSORY NOTE. Pursuant to Section 2.2(c) of the Agreement, Buyer delivered to Seller a promissory note in the principal amount of $290,000 which is payable in full on December 1, 2004 (the "Promissory Note"). Nothing contained in this First Amendment shall affect the Promissory Note which shall remain outstanding and payable in accordance with its terms.

         3. SATISFACTION OF SELLER PUT RIGHT ON ACCOUNTS RECEIVABLE. Pursuant to Section 11.2 of the Agreement, Seller exercised its right to require Buyer to purchase, for cash, the uncollected Qualified Accounts Receivable for the Put Amount. Buyer currently is indebted to Seller in the amount of $44,299 pursuant to Section 11.2 in connection with the uncollected Qualified Accounts Receivable. Buyer agrees that the Put Amount has been reduced from $153,001 to $44,299 in the manner described in a letter dated December 22, 2003 from Mike Krasnoff of Barry to Byron Owens of Buyer. In full satisfaction of all obligations of the parties under Section 11.2 of the Agreement, Buyer agrees to pay Seller the sum of $44,299 by executing and delivering to Seller, concurrently with the execution of this Agreement, a promissory note in the principal amount of $44,299 (the "Second Promissory Note") in the form attached to this Agreement as Exhibit A.

         4.       PAYMENT OF LITIGATION LIABILITIES BY BUYER. Pursuant to
Section 12.3 of the Agreement, Buyer is obligated to reimburse and indemnify Seller and Barry for Litigation Liabilities up to the Litigation Liability Threshold. The provisions of Section 3.1(vii), Section 12.2 and Section 12.3 of the Agreement are hereby eliminated and, in place thereof, each of Seller and Buyer agrees to pay on or before February 15, 2004 one-half of the billed but unpaid legal fees and expenses described on Exhibit B to this First Amendment. In addition, each of Seller and Buyer agrees to pay, within 60 days of receipt of an invoice therefor, one-half of all legal fees and expenses billed by the law firm of Merchant & Gould for services rendered after December 15, 2003 relating to the Litigation. If Seller or Buyer should pay more than its one-half share of the Merchant & Gould legal fees described above, the party who has not paid its one-half share shall reimburse and indemnify the other party for the amount it has paid in excess of its one-half share. The parties agree that it is their intent to reach a comprehensive settlement on matters related to the Litigation. Accordingly, each of the parties to this First Amendment agrees that, except as provided herein, it will not seek against any other party any costs, expenses, reimbursements, damages or any other amounts related to the Litigation, including, without limitation, any indemnification under the Agreement for amounts paid or to be paid under the Settlement.

         5.       AMENDMENT OF SECTION 2.5. Existing Section 2.5 and Section
12.10 of the Agreement are hereby deleted from the Agreement in their entirety, and the following shall be added to the Agreement to become new Section 2.5 of the Agreement (and all internal references to Section 2.5 in the Agreement shall hereafter refer to the following provisions):

                  2.5      ADDITIONAL CONSIDERATION.

                  (a) As additional consideration for the Transferred Assets and the Exhibit 1.3 Intellectual Property, Buyer shall pay to Seller an amount equal to five percent (5%) of the net sales of Buyer in excess of $500,000 for each of the twelve month periods ending on December 31, 2004 (the "2004 Period"), December 31, 2005 (the "2005 Period"), December 31, 2006 (the "2006 Period"), and December 31 2007 (the "2007 Period"). No amount shall be payable for any period ending on or before December 31, 2003. For purposes of this Section 2.5, the "net sales" of Buyer shall mean the gross sales of products related to the Business by Buyer and all subsidiaries and other affiliates of Buyer less returns and discounts on such sales and shall be determined in accordance with generally accepted accounting principles ("GAAP") and Seller's historical accounting practices; provided, however, that "net sales" shall not include any sales directly related to products using the heat induction technology at issue in the Litigation and any such sales shall be subtracted from the net sales of Buyer in determining any additional consideration due under this Section 2.5.

                  (b) Within 30 days after the completion of each six-month period during the 2004 Period, the 2005 Period, the 2006 Period and the 2007 Period, Buyer shall furnish to Seller a statement in writing (a "Reporting Statement") showing Buyer's net sales for the applicable reporting period and the method by which such net sales were determined, including a breakdown of sales by customer, products sold and product price and accompanied by a statement, certified by the chief accounting officer of Buyer, confirming, to the best knowledge of such officer, the accuracy of the information furnished to Seller. The Reporting Statements shall also be accompanied by payment in full of the amount of the additional consideration owed to Seller for the relevant reporting period, if any. Seller shall have the right, exercisable at any time within 30 days following its receipt of a Reporting Statement, to review the books and records of Buyer and its subsidiaries and other affiliates, if any, to confirm the accuracy of the information presented in the Reporting Statement and the accuracy of the amount of any payment accompanying such Reporting Statement. Seller and Barry agree that any information provided under this Section 2.5 shall be kept strictly confidential and only used for the purpose provided for herein.

         6.       RELEASE OF CLAIMS RELATING TO THE LITIGATION AND OTHER
MATTERS.

         (a) In exchange for the payments and other consideration provided for in this First Amendment, Seller and Barry hereby release and forever discharge Buyer and its successors and assigns, and any other entity succeeding to any such person, from any and all claims, demands, charges, actions, liabilities, damages, costs, expenses and causes of action of whatever type or nature, which Seller or Barry has or may have against Buyer arising out of (i) the Litigation or the heat induction technology and patents at issue in the Litigation, (ii) Section 12 of the Agreement, (iii) the Purchase Price adjustment provided for in Section 2.1(b) of the Agreement, (iv) the determination and payment of the Interim Period Adjustment provided for in
Section 2.2 of the Agreement, and (v) the Put Right provided for in Section 11.2 of the Agreement; provided, however, that the foregoing release shall not apply to or affect any rights of Seller or Barry arising under this First Amendment, the Promissory Note or the Second Promissory Note. Neither Seller nor Barry shall sue Buyer or any other person or entity benefiting from the foregoing release, or make, assert, or maintain any charge, claim, demand or action against Buyer with respect to any matter released pursuant to the foregoing release.

         (b) In exchange for the consideration provided for in this First Amendment, Buyer and its successors and assigns hereby release and forever discharge each of Barry and Seller and their respective successors and assigns, and any other entity succeeding to any such person, from any and all claims, demands, charges, actions, liabilities, damages, costs, expenses and causes of action of whatever type or nature, which Buyer or any of its subsidiaries or affiliates has or may have against Barry and/or Seller arising out of (i) the Litigation or the heat induction technology and patents at issue in the Litigation, (ii) Section 12 of the Agreement, (iii) the Purchase Price adjustment provided for in Section 2.1(b) of the Agreement, (iv) the determination and payment of the Interim Period Adjustment provided for in
Section 2.2 of the Agreement, and (v) the Put Right provided for in Section 11.2 of the Agreement; provided, however, that the foregoing release shall not apply to any rights of Buyer arising under this First Amendment. Neither Buyer nor any of its subsidiaries or other affiliates shall sue Barry or Seller or any other person or entity benefiting from the foregoing release, or make, assert, or maintain any charge, claim, demand or action against Barry or Seller with respect to any matter released pursuant to the foregoing release.

         7. ONE AGREEMENT; REFERENCES. The Agreement, as modified by this First Amendment, will be construed as one agreement. All references in the Agreement or to the Agreement will be deemed to be references to the Agreement as amended by this First Amendment.

         8. COUNTERPARTS. This First Amendment may be executed in multiple counterparts and by facsimile, each of which shall be an original but all of which together shall constitute one and the same instrument.

         9. ENTIRE AGREEMENT. This First Amendment sets forth the entire agreement of the parties with respect to the subject matter of this First Amendment and supersedes all previous understandings, written or oral, in respect of this First Amendment.

         IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to be effective as of the date first set forth above.

                              SELLER:

                              RGB TECHNOLOGY, INC.

                              By: /s/ Daniel D. Viren
                                 -----------------------------------------
                              Name:  Daniel D. Viren
                              Title: Secretary and Treasurer

                              BARRY:

                              R.G. BARRY CORPORATION

                              By: /s/ Daniel D. Viren
                                 -----------------------------------------
                              Name:  Daniel D. Viren
                              Title: Senior Vice President - Finance, CFO

                              BUYER:

                              VESTURE CORPORATION

                              By: /s/ Byron Owens
                                 -----------------------------------------
                              Name: Byron Owens